                                                               Exhibit 2.1


                          ASSIGNMENT OF PARTNERSHIP INTERESTS


     THIS ASSIGNMENT OF PARTNERSHIP INTERESTS ("Assignment") is made as of the 30th day of April, 1998, by and between AIRPORT SQUARE LIMITED PARTNERSHIP, a Maryland limited partnership, AIRPORT SQUARE CORPORATION, a Maryland corporation, and CAMP MEADE CORPORATION, a Maryland corporation (collectively, the "Assignors"), and COPT AIRPORT SQUARE ONE LLC and COPT AIRPORT SQUARE TWO LLC, each Delaware limited liability companies (collectively, the "Assignees").


                                EXPLANATORY STATEMENT

     A. Airport Square Limited Partnership owns a 99.00% Partnership interest, Airport Square Corporation owns a .50% Partnership interest and Camp Meade Corporation owns a .50% Partnership interest (collectively, the "Interests") in each of Airport Square II Company, Airport Square IV Company, Airport Square V Company, Airport Square X Company, Airport Square XI Company, Airport Square XIII Company, Airport Square XIV Company, Airport Square XIX Company, Airport Square XX Company, Tech Park Building I, Tech Park Building II, and Tech Park Building IV, each a Maryland general partnership (individually, a "Partnership" and collectively, the "Partnerships"). The properties owned by the Partnerships are referred to collectively as the "Properties."

     B. The Assignors desire to sell, transfer and assign their entire right and title to the entire Interests to the Assignees, and the Assignees desire to purchase the Interests, pursuant to the terms hereof.

     C. The parties hereto intend that the Assignees shall become substituted partners in the Partnerships, as more particularly provided herein.


                                      AGREEMENTS

     NOW, THEREFORE, for and in consideration of the Explanatory Statement, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree with each other as follows:

     1. Sale. For consideration of the sum of $8,893,909, less the unpaid obligations and liabilities of the Partnerships or the Sellers set forth on Exhibit A attached hereto and made a part hereof (the "Outstanding Obligations") [the "Purchase Price"] paid by the Assignees to the Assignors, the receipt and sufficiency of which are hereby acknowledged, the Assignors hereby sell, assign, convey and transfer the Interests, including any rights of the Assignors to any cash flow distributions from the Partnerships, any prior capital contributions and loans made to the Partnerships attributable thereto, free and clear of all liens, claims and encumbrances, to the Assignees such that each of the Assignees holds a 50% Partnership interest in each of the Partnerships. Assignors hereby relinquish any rights they may have to any net worth, equity, capital accounts, loan accounts, cash flow distributions and any other distributions, withdrawals or payments of any kind from the Partnerships.

The Purchase Price is allocable among the Interests being acquired as provided on Exhibit B attached hereto and made a part hereof. The Assignors hereby withdraw from the Partnerships, effective as of the date hereof.

     2. Assignors' Representations. Assignors hereby represent and warrant to the Assignees that:

          (a)  The Assignors are the respective owners of the Interests.

          (b) The Interests are free and clear of any liens, security agreements, pledge agreements, restrictions, options, or encumbrances.

          (c) The Assignors own of record and beneficially the Interests being transferred by them. The Assignors and the partners of Assignors possess full authority and legal right to sell, transfer and assign the entire legal and beneficial ownership of the Interests to the Assignees. Upon transfer by the Assignors of their Interests as set forth herein, the Assignees will own the entire legal and beneficial interest in such Interests, free and clear of all liens, claims, security agreements and encumbrances and subject to no legal or equitable restrictions of any kind.

          (d) There are no outstanding subscription, option rights or other agreements with respect to the Interests.

          (e) All required action of the Assignors as to the sale and transfer of the Interests, have been taken in order to consummate and carry out the provisions of this Assignment. Assignors have the power and authority to enter into this Assignment and perform their obligations hereunder.

          (f) Except for prohibitions in the documents securing the first lien on the Partnerships' property, neither the execution of this Assignment nor the consummation of the transactions contemplated hereby will: (i) conflict with, or result in a breach of, the terms, conditions or provisions of, or constitute a default under, any agreement or instrument to which any of the Assignors is a party; or (ii) violate any restrictions to which any of the Assignors is subject.

          (g) Assignors have not (i) made a general assignment for the benefit of creditors; (ii) filed any voluntary petition for bankruptcy or suffered the filing of an involuntary petition by its creditors; (iii) suffered the appointment of a receiver to take possession of all or substantially all of its assets; or (iv) suffered the attachment or judicial seizure of all, or substantially all, of its assets.

          (h) The following entities are the only partners of the Partnerships (immediately prior to the transfer contemplated hereby) and no other individual or entity holds any partnership interest therein:

               Airport Square Limited Partnership ("ASLP")
               Airport Square Corporation
               Camp Meade Corporation

     Airport Square Corporation and Camp Meade Corporation are the only partners of ASLP, and no other individual or entity holds any partnership interest therein.

          (i) The Partnership Agreements of the Partnerships have been provided to the Assignees, and there have been no further amendments thereto.

          (j) All insurance of the Partnerships and their properties is written on an "occurrence" basis, and the Partnerships have had public liability insurance with limits of at least $10,000,000 in force continuously for at least 3 years prior to the date hereof.

          (k) There are no debts, obligations, claims or liabilities, whether presently existing or contingent, in favor of or instituted by any party against the Partnerships or the Properties except as shown on Exhibit A other than the outstanding mortgage indebtedness to Aetna Life Insurance Company, which has been assigned to Corporate Office Properties, L.P..

          (l) No litigation, proceeding or investigation that has been instituted, or to the Assignor's knowledge threatened, against the Assignors, the Partnerships or the Properties. The Assignors have not received any written notice that a default exists under any lease or other instrument affecting the Partnerships or the Properties.

          (m)  The Partnerships  now and have never had employees.

          (n) To the Assignors' knowledge, proper and accurate federal, state, and local tax returns and reports have been filed for the Partnerships for all periods in which such were due.

     The representations and warranties set forth by the Assignors in subsections (a) through (j) and (m) of this Paragraph (the "Indefinite Representations and Warranties") shall survive the assignment contemplated hereby, indefinitely. The remaining representations and warranties set forth above in this Paragraph (the "Limited Representations and Warranties") shall survive the date of this Assignment for one full year, and Assignees' sole remedy with respect to the Limited Representations and Warranties shall be to draw against the Escrowed Amount (as hereinafter defined), as described in Paragraph 4 below, and once the Escrowed Amount has been depleted to $0 or the Escrow Period has passed, the Assignees shall have no further rights or remedies against the Assignors with respect to the Limited Representations and Warranties. Assignors acknowledge that each of the foregoing representations and warranties are material inducements to Assignees' execution of this Assignment.

     3. Confirmation of Representations and Warranties. In addition to the representations and warranties set forth above, the Assignees hereby agree that the representations, warranties and covenants made by the Partnerships in that certain Purchase and Sale Agreement entered into by and among Airport Square Limited Partnership, the Partnerships and Aetna Life Insurance Company (which has assigned its rights thereunder to the Assignees) dated as of April 1, 1998 (the "Purchase and Sale Agreement") are true and accurate, all as if the Assignors had made such representations and warranties herein to the Assignees and which are incorporated herein by reference; provided, however, that Assignors have provided an updated list of tenants and security deposits to Assignees subsequent to executing the Purchase and Sale Agreement. The Assignors covenant and agree that such representations and warranties shall survive the assignment of the Interests contemplated by this Assignment, and shall not be subject to merger upon such assignments, all as if the Assignees purchased the Partnerships' property under the Purchase and Sale Agreement.

     4.   Holdback.   (a)   On the date hereof, $500,000 (the "Escrowed Amount")
of the Purchase Price has been paid by the Assignees to Commonwealth Land Title Insurance Company (the "Escrow Agent"), which shall be held by the Escrow Agent in an interest bearing account for one calendar year following the date hereof (the "Escrow Period"), which Escrow Period shall be extended with regard to any claim which has been asserted prior to the end of such one year period, and which claim may be paid after such one year period has expired.

          (b) The Assignees may draw upon the Escrowed Amount to pay all claims asserted against the Partnerships, Assignors or the Properties which relate to the period prior to the date hereof ("Unknown Claims") upon written notice to Escrow Agent and the Assignors. Assignors shall have 5 calendar days after notice has been given to comment on such Unknown Claim, but shall have no right to restrict the Assignees from making a draw upon the Escrowed Amount, regardless of Assignors' assertion as to the validity of such Unknown Claim.
The Assignors' spokesperson in this regard shall be F. L. Wilson, Jr.

          (c) Accrued interest on the Escrowed Amount shall be paid quarterly to the Assignors, and any balance of the Escrowed Amount remaining after the Escrow Period (less the amounts of any claims asserted but not yet paid as described above), plus all accrued interest thereon, shall be paid to the Assignors by the Escrow Agent.

     5.   Allocation of Partnership Income or Loss; Section 754 Election.

          (a) The Partnerships' taxable income or loss for the tax year 1998 shall be allocated between Assignors and Assignees based on an interim closing of the Partnerships' books as of the date hereof, pursuant to Treas. Reg.
Section 1.706-1(c)(2)(ii). The parties covenant to consistently report their share of the Partnerships' taxable income or loss on this basis.

          (b) The Partnerships have made an election under Section 754 of the Internal Revenue Code and the Assignors will not cause the Partnerships to revoke such election.

          (c) The Assignors will timely file all payroll and unemployment tax returns due, if any, with respect to the employees of the Partnership, including final returns for the period ending April 30, 1998.

     6.   Closing Charges; Prorations and Adjustments.

          (a) Assignees shall pay for the title examination and the title insurance premium incident to this Assignment.

          (b) Although Assignors and Assignees believe that no real estate transfer or recording taxes or documentary stamps will be due in connection with the transactions contemplated hereby, if it is finally determined that such taxes or stamps are due and payable in connection herewith, then such taxes and stamps shall be borne one-half by Assignors and one-half by Assignees.

          (c) Assignors and Assignees shall each pay their own legal fees related to the preparation of this Assignment and all documents required to settle the transactions contemplated hereby.

          (d) In addition to the foregoing, the adjustments and prorations as described in Section 6.3 of the Purchase and Sale Agreement shall be computed as of the date hereof, as if the acquisition of the Interests contemplated by this Assignment were a sale of the Properties by the Partnerships to the Assignees. In addition, any rent for any month after April 1998 collected by the Assignors on behalf of the Partnerships shall be immediately paid to the Assignees, and any rent collected by the Assignees on behalf of the Partnerships for any month prior to May 1998 shall be immediately paid to the Assignors. Rents received from a tenant shall first be applied to periods after the date hereof and then to periods prior to the date hereof.

          (e) Immediately prior to executing this Assignment, Assignors shall have the right to withdraw from the Partnerships' bank accounts an amount equal to all cash within such bank accounts, subject to the Assignors' obligation to pay to Assignees rent received prior to the date hereof which relates to May, 1998 and thereafter as more particularly set forth herein. Assignors shall be entitled to the tax and insurance escrows held for the benefit of the Partnerships to the extent such escrows relate to periods subsequent to the date hereof. Assignees shall be entitled to the reserve escrow account. However, Assignees have authorized the Escrow Agent holding such account to transfer it to Assignors, which amount is being credited against the Purchase Price due by Assignees hereunder.

     7.   Indemnification.

          Subject to the limitations set forth above with respect to the Limited Representations and Warranties, Assignors agree to indemnify, defend and hold harmless Assignees against (i) all losses, damages, suits, actions, obligations, expenses, costs, claims or liabilities of any nature whatsoever, including reasonable legal fees, arising out of any breach of any representation, warranty or covenant of the Assignors contained in this Assignment, and (ii) all debts (other than the debt with Aetna Life Insurance Company), obligations, torts, and liabilities of, and claims against, the Partnerships arising or incurred prior to the date hereof.

     8. Payment. Assignors hereby authorize Assignees to pay the entire Purchase Price by wire transfer, either directly or through the title company used in connection with this Assignment, pursuant to wire transfer instructions to one account supplied to Assignees.
     The Assignees shall receive a credit against the amounts owed by it hereunder for all amounts in accounts held in the reserve escrow account by the Partnerships' lenders and paid to Assignors.

     9. Books and Records. Assignors agree to deliver all of the books and records of the Partnerships to the Assignees simultaneously with the execution and delivery of this Assignment.

     10.  Escrow Agent.

          (a) In the event that a dispute exists with respect to the Escrowed Amount, the Escrow Agent shall (i) continue to hold the Escrowed Amount except as otherwise provided in (A) instructions by the Assignors and Assignees, or (B) a certified copy of a non-appealable order or decree of a court of competent jurisdiction with respect to the matter of releasing the Escrowed Amount, or (ii) upon written notice by the Escrow Agent to the Assignors and Assignees, deposit the Escrowed Amount with a court selected by the Escrow Agent, in which case all liability and responsibility of the Escrow Agent shall thereupon terminate.

          (b) The duties of the Escrow Agent are purely ministerial in nature and the Escrow Agent shall not be liable for any damage, liability or loss arising out of or in connection with its services rendered pursuant to this Assignment, and Assignors and Assignees hereby release the Escrow Agent from any act done or omitted to be done by the Escrow Agent in the performance of its duties hereunder, except for misconduct or fraud by Escrow Agent. If the Escrow Agent shall pay or incur any liability on account of this Assignment or on account of being made a party to any litigation as a result of this Assignment, Assignors and Assignees jointly and severally shall on demand pay to the Escrow Agent, with interest thereon, such payments made or liabilities incurred by the Escrow Agent, together with its expenses, including reasonable attorney's fees. Assignors and Assignees jointly and severally shall indemnify and hold the Escrow Agent harmless of and from any and all payments made or liabilities incurred by the Escrow Agent for any reason whatsoever as a result of this Assignment, except for misconduct or fraud by Escrow Agent. The Escrow Agent shall not be required to advance or pay out any money on account of this Assignment or to prosecute or defend any legal proceeding unless it shall be furnished with funds sufficient therefor by Assignors or Assignees or be indemnified to its satisfaction in respect thereto.

          (c) The Assignors and Assignees reserve the right, at any time and from time to time, to mutually substitute a new escrow agent in place of the Escrow Agent.

          (d) The Escrow Agent may resign as escrow agent under this Assignment, provided that the Assignors and Assignees shall have mutually selected a new escrow agent.

     11. Agreement Binding. This Assignment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

     12. Construction. This Assignment shall be construed in accordance with the laws of the State of Maryland.

     13.  Survival.   The Limited Representations and Warranties hereof shall
survive for a period of one year following the date hereof. The indemnities and other representations and agreements contained herein shall survive indefinitely.

     14. Brokers. The parties represent and warrant to each other that no broker or agent was employed or utilized with regard to the sale of the Interests. Assignors agree to indemnify and hold harmless Assignees from any claim for compensation made by any other broker or agent with respect to the sale of the Interests because of Assignors' actions. Assignees agrees to indemnify and hold harmless Assignors from any claim for compensation made by any other broker or agent with respect to the sale of the Interests because of Assignees' actions.

     15. Counterparts. This Assignment may be signed in various counterparts, which together shall constitute one and the same instrument.

     16. Entire Agreement. This Assignment , together with the Purchase and Sale Agreement, constitutes the entire agreement between the Assignors and the Assignees with respect to the subject matter hereof, and supersedes all prior negotiations, representations, agreements, promises and contracts, whether oral or written, as to the Interests.

     17.  Notice.   Any notice to be given under this Assignment shall be deemed to be given if and when hand-delivered or three days after being mailed by the United States certified mail, postage prepaid, return receipt requested, addressed to the Assignors at c/o 856 Elkridge Landing Road, Linthicum, Maryland 21090, with a copy to Donald P. McPherson, III, Esquire, Piper & Marbury, 36 South Charles Street, Baltimore, Maryland 21201-3018; and to the Assignees at c/o Constellation Real Estate, Inc., 8815 Centre Park Drive, Columbia, Maryland 21045, Attn: John Harris Gurley, Esquire, with a copy to Richard E. Levine, Esquire, Miles & Stockbridge P.C., 10 Light Street, Baltimore, Maryland 21202-1487 and David H. Fishman, Esquire, Gordon, Feinblatt, Rothman, Hoffberger & Hollander, LLC, Garrett Building, 233 E. Redwood Street, Baltimore, Maryland 21202-3332.

     18. Further Assurances. The parties hereto agree to take such further actions and to execute and deliver such further documents, agreements and instruments as may be reasonably necessary or appropriate to carry out the purposes of this Assignment.

     19. Time of Essence. Time shall be of the essence with respect to each provision of this Assignment.

     IN WITNESS WHEREOF, Assignors and Assignees have caused this Assignment to be executed under seal as of the 30th day of April, 1998.

WITNESS:                      ASSIGNORS:

                              AIRPORT SQUARE LIMITED PARTNERSHIP
                              By:  Airport Square Corporation,
                                   its General Partner


/s/ Donald P. McPherson III       By: /s/ F.L. Wilson, Jr.     (SEAL)
---------------------------           --------------------
                                      F. L. Wilson, Jr.
                                      President

                              By:  Camp Meade Corporation,
                                   its General Partner


/s/ Donald P. McPherson III       By: /s/ F.L. Wilson, Jr.     (SEAL)
---------------------------           --------------------
                                  F. L. Wilson, Jr.
                                  President

                                   AIRPORT SQUARE CORPORATION


/s/ Donald P. McPherson III            By: /s/ F.L. Wilson, Jr.          (SEAL)
---------------------------                ---------------------
                                       F. L. Wilson, Jr.
                                       President

                                   CAMP MEADE CORPORATION


/s/ Donald P. McPherson III            By: /s/ F.L. Wilson, Jr.          (SEAL)
---------------------------                --------------------
                                   Name:  F.L. Wilson, Jr.
                                   Title: President

                                   ASSIGNEES:

WITNESS                            COPT AIRPORT SQUARE ONE LLC
                                   By: Corporate Office Properties, L.P., Member
                                   By:  Corporate Office Properties Trust,
                                        General Partner


/s/ David H. Fishman                   By:  /s/ Clay W. Hamlin III       (SEAL)
--------------------                        -----------------------
                                   Name: Clay W. Hamlin III
                                   Title:    President

                                   COPT AIRPORT SQUARE TWO LLC
                                   By: Corporate Office Properties, L.P., Member
                                   By:  Corporate Office Properties Trust,
                                   General Partner

/s/ David H. Fishman                   By: /s/ Clay W. Hamlin III        (SEAL)
--------------------                     ------------------------
                                        Name: Clay W. Hamlin III
                                        Title:    President

                                       JOINDER

     The Escrow Agent hereby joins in this Assignment for the purposes of acknowledging receipt of the Escrowed Amount and agreeing to be bound by the terms hereof as they relate to the Escrow Agent.


                              COMMONWEALTH LAND TITLE INSURANCE
                                COMPANY


                              By:   /s/ John Franetovich
                                   -------------------------
                              Name:    John Franetovich
                              Title:   Commercial Title Officer

E7381903.ASI
9788
04/30/98

                                                            EXHIBIT A


                            OUTSTANDING OBLIGATIONS, ETC.

     1. There are outstanding operating expenses incurred by the Partnerships in the ordinary course of business. The Assignors will assume full responsibility for all of these operating expenses and will pay such amounts within 45 days of the date hereof. The Assignors will provide evidence of such payment to the Assignees by the end of such 45 day period.

     2. There are certain expenses which have been incurred by the Partnerships and which have been requisitioned from the Reserve Escrow Account by the Partnerships. The Assignors shall be responsible to pay all such amounts within 45 days of the date hereof. Assignors shall provide evidence to Assignees of such payment by the end of the 45 day period. These expenditures are:

Leasing Commission:

1.   Airport Square XIV - Chesapeake Appraisal         $ 11,733.88
2.   Airport Square XIV - Versign, Inc.                   1,530.00
3.   Airport Square XIX - GTE Government Sys.             4,441.00
4.   Airport Square XIX - Quality Systems                 1,612.00
5.   Airport Square IV - D-H Services, Inc.                  76.00
6.   Airport Square IV - SRA International                8,881.00

                    Total Leasing Commissions           $28,273.88

Work Orders:

1.   Airport Square II - Noise Reduction/Booz. Allen      3,000.00
2.   Airport Square IV - Replace roof top unit           10,490.70
3.   Airport Square XI - 3rd floor demolition             6,040.00

                    Total Work Orders                  $ 19,530.70

Leasing Commission:

1.   Airport Square XIV - Motorola, Inc.                 11,866.96
2.   Tech Park Building 4 - Data Entry                    2,706.33

                    Total Leasing Commissions          $ 14,573.29

Work Orders - Current:

1.   Airport Square XIX - GTE                             5,255.00

     3. In addition, there are other expenditures which have not yet been requisitioned by the Partnerships but which have been incurred by the Partnerships. These are listed on the Settlement Sheet under "Expenditures incurred by Partnerships not requisitioned from Reserve Escrow Account." These amounts have reduced the Purchase Price payable to the Assignors and will be paid by the Partnerships within 45 days of the date hereof. The Partnerships will provide evidence of such payment to Assignors by the end of such 45 day period.

     4. The settlement sheet contains a reduction of amounts due Assignors for the estimate of net cash flow for April, 1998. There shall be a final reconciliation of this amount within 60 days. The difference in net cash flow for April, 1998 compared to $150,000 shall be multiplied by 20%. If an excess, Assignors shall pay Assignees. If a deficit, Assignees shall pay Assignors.

     5. The following outstanding liabilities of the Partnerships have reduced the Purchase Price payable to the Assignors, and shall be assumed by the
Partnerships:

          Security Deposits                                 $114,281

          Amounts owed to Tenants from Estimated
          1997 CAM expenditures in excess of actual          103,699

          Interest on Mortgage Loan for April, 1998          301,038

     6. If the Assignors fail to make any payment of the sums required under Paragraphs 1, 2 and 4 above, the Assignees may draw upon Escrowed Amount pursuant to Section 4(b) of the attached Assignment.

                                                                       EXHIBIT B


                             ALLOCATION OF PURCHASE PRICE


AS II                    13.70%              9,455
AS IV                    6.46%               4,456
AS V 7                    .18%               4,955
AS X                     7.11%               4,909
AS XI                    8.36%               5,768
AS XIII                  8.86%               6,115
AS XIV                   9.18%               6,336
AS XIX                   9.10%               6,280
AS XX                    11.00%              7,588
TECH I                    6.97%              4,809
TECH II                   6.74%              4,654
TECH IV                   5.33%              3,677
                        -------             -------
                        100.00%             69,000


                    (All numbers are in thousands)